Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

CHANGE OF COMPANY SECRETARY

Shareholders are advised that due to capacity constraints, Jennifer de Vos has resigned as company secretary to MiX Telematics and Java Capital Trustees and Sponsors Proprietary Limited has been appointed as the new company secretary on an interim basis with immediate effect until a new company secretary is appointed.

Jennifer remains on as the group legal counsel for MiX Telematics.

17 May 2017

Sponsor